                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549                   0-25634

                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One)  X  Form 10-K  __ Form 20-F __ Form 11-K  __ Form 10-Q __ Form N-SAR


                 For Period Ended: December 31, 1996
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

             Forte Computer Easy, Inc.
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Full Name of Registrant


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Former Name if Applicable

           1350 Albert Street
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Address of Principal Executive Office (STREET AND NUMBER)

           Youngstown, Ohio 44505
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X       (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 X       (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

         The registrant is unable to file the Form 10-K in the prescribed time period since the report of independent certified public accountants was not released (see the accountants statement attached as Exhibit 1 to this form).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Joseph Dominijanni                 330                 337-1090
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         _X_ Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    _X_ Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         For the year ended December 31, 1995, the consolidated financial statements of Forte Computer Easy, Inc. (FCEI) and Subsidiaries included the accounts of FCEI and its wholly-owned subsidiaries Forte, Inc. and Arizona Disk Fulfillment, Inc.

         In 1996, as described in Form 8-K dated October 25, 1996 and related Forms 8-K and 8-K/A dated December 18, 1996, FCEI consummated an acquisition transaction that substantially changes the basis of presentation of the financial statements of FCEI and Subsidiaries.

         Due to the above-described composition of the 1995 accounts of FCEI and Subsidiaries, and after giving effect to the series of transactions and composition of 1996 accounts described in the above-referenced Forms 8-K and 8-K/A, the results of operations of FCEI and Subsidiaries for the year ended December 31, 1995, and for the period ended December 31, 1996 are not comparable. The consolidated statement of income of FCEI and Subsidiaries from the date of inception (June 19, 1996) to December 31, 1996 (Unaudited) is attached as Exhibit 2.


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                           FORTE COMPUTER EASY, INC.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date April 1, 1997                   By /s/ JOSEPH DOMINIJANNI
                                       ----------------------------------------
                                       Joseph Dominijanni, Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

                                                                  EXHIBIT 1


March 31, 1997


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Forte Computer Easy, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the period ended December 31, 1996 because our Firm has not yet completed our audit of the financial statements of the Registrant for the period ended December 31, 1996 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing because we were awaiting confirmation from the lender that the terms of the credit facility had been modified and, as a result, have not yet had sufficient time to complete the auditing procedures which we consider necessary in the circumstances.

Very truly yours,


BDO SEIDMAN, LLP

                                                                  EXHIBIT 2



                                      FORTE COMPUTER EASY, INC. AND SUBSIDIARIES

                                    CONSOLIDATED STATEMENT OF INCOME (unaudited)

                 FROM THE DATE OF INCEPTION (JUNE 19, 1996) TO DECEMBER 31, 1996
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
NET SALES                                                      $    25,248,908

COST OF SALES                                                       19,026,604
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GROSS PROFIT                                                         6,222,304

SELLING EXPENSE                                                      1,908,900

GENERAL AND ADMINISTRATIVE EXPENSES                                  2,150,968
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INCOME FROM OPERATIONS                                               2,162,436
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OTHER EXPENSE
  Interest expense                                                    (755,758)
  Miscellaneous                                                         (5,589)
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TOTAL OTHER EXPENSE                                                   (761,347)
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INCOME BEFORE INCOME TAXES                                           1,401,089

INCOME TAXES                                                           640,000
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NET INCOME                                                     $       761,089
==============================================================================

NET INCOME PER SHARE                                           $           .01
==============================================================================

WEIGHTED AVERAGE SHARES OUTSTANDING                                 81,598,000
==============================================================================
